MONACO SPINCO INC.

April 24, 2012

Via Edgar and Facsimile

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

                         Re:     Monaco SpinCo Inc.

                                    Registration Statement on Form 10
                                    Filed March 20, 2012, as amended

                                    File No. 000-54625

Dear Mr. Dobbie,

Reference is made to the Registration Statement on Form 10 (File No. 000-54625) (as amended to date, the “Registration Statement”), filed by Monaco SpinCo Inc. (the “Registrant”) with the U.S. Securities and Exchange Commission (the “Commission”).

MeadWestvaco Corporation (“MWV”) and the Registrant would like to consummate the distribution of the common stock of the Registrant, as described in the Information Statement that is part of the Registration Statement, to the MWV stockholders of record as of April 24, 2012, and for the common stock to commence trading on the NYSE on a “when issued” basis prior to the consummation of such distribution, which is scheduled to occur on May 1, 2012.  Accordingly, pursuant to Rule 12d1-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Registrant hereby requests that the effectiveness under the Exchange Act, as amended, of the Registration Statement be accelerated to 9 a.m., Eastern time, on April 25, 2012, or as soon as thereafter practicable.

                        In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Justin Dobbie

U.S. Securities and Exchange Commission

April 24, 2012

•         the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory E. Ostling or Stella Amar of Wachtell, Lipton, Rosen & Katz at (212) 403-1364 (facsimile:  (212) 403-2364) or (212) 403-1144 (facsimile:  (212) 403-2144) with any questions you may have.  In addition, please notify Mr. Ostling or Ms. Amar when this request for acceleration has been granted.

                                                                        Sincerely,

/s/ Neil A. McLachlan

Neil A. McLachlan

President and Chief Executive Officer